Mail Stop 3561

December 5, 2008

Peter H. Jackson, Chief Executive Officer
Intraware, Inc.
25 Orinda Way
Orinda, California  94563

>       **Re:     Intraware, Inc.**
>               **Preliminary Proxy Statement on Schedule 14A, as revised**
>               **Filed November 3, 2008**
>               **File No. 000-25249**

Dear Mr. Jackson:

        We have completed our review of your Preliminary Proxy Statement on Schedule
14A, as revised, and we have no further comments at this time.

                                        Sincerely,


                                        H. Christopher Owings
                                        Assistant Director


cc:     Tony Jeffries, Esq.
        Wilson Sonsini Goodrich & Rosati
        Via Facsimile